Exhibit 99.1

Press Release

TLC Reports Second Quarter 2019 Financial Results and Provides Business Update

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – July 30, 2019 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of novel nanomedicines designed to target areas of unmet medical need in osteoarthritis, pain management, ophthalmology and oncology, today announced financial results for the second quarter ended June 30, 2019, and provided a business update.

“In the first half of 2019, we made significant progress in our clinical pipeline with encouraging data from Part 1 of a Phase II study of TLC590 for post-surgical pain management following bunionectomy and receiving positive feedback and guidance from the U.S. Food and Drug Administration that indicated a single pivotal Phase III trial for TLC599, our lead product candidate, in knee osteoarthritis would be sufficient for a potential submission of a new drug application. On the corporate front, we partnered with 3SBio and Birdie Biopharmaceuticals, which further strengthened and validated the value and versatility of our NanoX™ technology platform,” said TLC President George Yeh. “The second half of 2019 will continue to be an exciting year filled with pivotal moments, with the anticipated commencement of TLC599’s Phase III clinical trial and the determination of the maximum tolerated dose for TLC178 in adults.”

Clinical Pipeline Update and Upcoming Milestones

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Presented new data on possibility for repeat dosing of TLC599 for knee osteoarthritis pain at EULAR European Congress of Rheumatology 2019. Pharmacokinetic and toxicokinetic data showed TLC599 to have a long-lasting release profile in dog joints up to 120 days. The lack of dexamethasone phosphate accumulation in dog plasma supports the possibility of repeat dosing in humans. System exposure following TLC599 injection was minimal and generally dose proportional.

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Established dose linearity and relative bioavailability of TLC590 in Part 1 of TLC590 Phase II clinical trial for postsurgical pain management following bunionectomy. Part 1, which randomized 50 patients in a ratio of 1:1:1:1 to receive 152, 190, 228mg TLC590 or 50mg ropivacaine, found that all three doses of TLC590 were well tolerated, with a safety profile comparable to ropivacaine. Most treatment-emergent adverse events (AEs) were mild to moderate, with no treatment-related or serious AEs or AEs leading to withdrawal. TLC590 228mg was chosen to move forward based on maximum feasible volume for bunionectomy. In Part 2, safety and efficacy of TLC590 will be analyzed against bupivacaine as a relevant active comparator as well as placebo.

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Abstracts accepted for presentation at the American Society of Anesthesiologists (ASA) Annual Meeting and European Society for Medical Oncology (ESMO) Congress. An abstract on the safety, pharmacokinetics, and efficacy of TLC590 for postsurgical pain management following inguinal hernia repair has been accepted and will be presented at ASA Anesthesiology 2019 Annual Meeting in Orlando, FL, October 19-23, 2019. An abstract on the in vivo efficacy and enhanced tumor accumulation of TLC178 (liposomal vinorelbine) has been accepted and will be presented at ESMO 2019 World Congress in Barcelona, Spain September 27-October 1, 2019.

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Imminent initiation of TLC599’s Phase III pivotal trial, which will evaluate not only a single injection, but also the safety and efficacy of repeated doses of TLC590 in approximately 500 patients with knee osteoarthritis.

Press Release

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Advancement towards maximum tolerated dose (MTD) in TLC178 in adults. The 3+3 dose escalation study of TLC178 in adults, with dosing regimen of every four weeks, is approaching MTD. Once the MTD for a dosing regimen of every two weeks is determined, sufficient data will be available to commence clinical trials in the pediatric setting.

Corporate Highlights

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Formed exclusive partnership with 3SBio to commercialize two NanoX products in China. TLC will utilize its commercial-scale manufacturing capabilities to supply the two liposome products for 3SBio to commercialize in mainland China. TLC has received an upfront payment and is eligible to receive subsequent regulatory and sales milestone payments totaling US$25 million, plus a share of the potential profits from product sales.

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Further extended the application of NanoX by developing an immunotherapy product in collaboration with Birdie Biopharmaceuticals Inc. (“Birdie”), where Birdie engaged TLC in the development and manufacturing of a liposomal formulated dual agonist product against toll-like receptors 7 and 8 (TLR7/8). TLC has received an upfront payment and is eligible to receive potential milestone payments totaling US$49 million, plus royalties based on net sales.

•	Grew global intellectual property protection, with 59 granted patents and 75 applications worldwide as of June 30, 2019.

Second Quarter 2019 Financial Results

Operating revenue for the second quarter of fiscal 2019 was NT$20.6 million (US$0.7 million), a 32.2% increase compared to NT$15.6 million in the second quarter of fiscal 2018. Operating expenses for the second quarter of fiscal 2019 was NT$262.3 million (US$8.5 million), a 5.1% increase compared to NT$249.6 million in the second quarter of fiscal 2018. Net loss for the second quarter of fiscal 2019 was NT$241.5 million (US$7.8 million), compared to a loss of NT$232.6 million in the second quarter of 2018, or a net loss of NT$3.79 (US$0.12) per share for the second quarter of fiscal 2019, compared to a net loss of NT$4.18 per share for the second quarter of fiscal 2018.

The Company’s cash and cash equivalents and time deposits with maturity over three months (which are classified as “current financial assets at amortized cost” in the Company’s consolidated financial statements) were NT$685.1 million (US$22.1 million) as of June 30, 2019, compared to NT$1,114.6 million as of December 31, 2018.

Press Release

Financial Summary

Selected Consolidated Balance Sheet Data

	December 31, 2018	June 30, 2019
	NT$000	NT$000	US$000
Cash and cash equivalents and time deposit	$1,114,634	$685,108	$22,093
Total current assets	1,188,695	767,133	24,738
Total assets	1,417,921	1,079,058	34,797
Total current liabilities	344,288	606,616	19,562
Long-term borrowings	368,010	58,189	1,877
Total liabilities	748,725	746,988	24,089
Total equity	669,196	332,070	10,708

Selected Consolidated Statements of Operations Data

	Three-month periods ended June 30,			Six-month periods ended June 30,
	2018	2019		2018	2019
	NT$000	NT$000	US$000	NT$000	NT$000	US$000
Operating revenue	$15,572	$20,592	$664	$29,663	$178,357	$5,751
Operating expenses
General and administrative expenses	(33,853)	(38,126)	(1,230)	(67,762)	(78,903)	(2,544)
Research and development expenses	(215,737)	(224,217)	(7,230)	(366,842)	(453,372)	(14,620)
	(249,590)	(262,343)	(8,460)	(434,604)	(532,275)	(17,164)
Loss before income tax	(232,327)	(240,622)	(7,759)	(398,461)	(352,030)	(11,352)
Income tax expense	(242)	(854)	(28)	(411)	(1,131)	(36)
Net loss	$(232,569)	$(241,476)	$(7,787)	$(398,872)	$(353,161)	$(11,388)
Total other comprehensive income	$2,051	$374	$12	$417	$916	$29
Total comprehensive loss	$(230,518)	$(241,102)	$(7,775)	$(398,455)	$(352,245)	$(11,359)
Loss per share of common stock
Basic and diluted loss per share (in dollars)	$(4.18)	$(3.79)	$(0.12)	$(7.16)	$(5.55)	$(0.18)

Press Release

About TLC

Taiwan Liposome Company, Ltd. (“TLC”) (Nasdaq: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™). TLC believes that its deep experience with liposome science allows TLC to combine onset speed and benefit duration, and improve active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX™ active drug loading technology is designed to alter the systemic exposure of the drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology. TLC is consistently ranked in the top 5% among all listed companies in Taiwan’s Corporate Governance Evaluations.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, including TLC599, TLC590 and TLC178, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities. Words such as “may,” “believe,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval. Other risks are described in the Risk Factors section of TLC’s annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC’s expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

Media Contact:

Dawn Chi

Corporate Communications

+886 2 2655 7377 ext. 136

dawn@tlcbio.com

Investor Contact:

Xuan Yang

Solebury Trout

+1 646 378 2975

xyang@troutgroup.com